Ref.: File No. 82-4025

**PRESS RELEASE**

GLOBEX

# *Globex Mining Enterprises Inc.*

**"At Home in North America"**

**16,680,950 shares issued and outstanding**



**April 4, 2007**

SUPPL

# GLOBEX VENDS NICKEL AND COPPER-ZINC PROPERTIES

***Rouyn-Noranda, Quebec, Canada.*** **GLOBEX MINING ENTERPRISES INC. (GMX -Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - OTCQX)** is pleased to inform shareholders that it has sold two properties to a private company called Exploration Bull's Eye.

One property is the historic Bilson-Cubric nickel, platinum, palladium property located on 3 claims in La Motte Township, Quebec. Previous stripping and surface sampling by Globex returned up to 5.24% nickel and 1.47% copper with anomalous platinum, palladium and cobalt.

Historic diamond drilling outlined mineralization over a strike length of 250 metres and to a depth of 100 metres. The zone is open to depth.

The second property consists of seven recently designated (title pending) claims called the Duvan Copper Mine located in Desmeloize township, Quebec. The property includes the old Duvan shaft (300 metres deep with 8 levels) and a historic mineral resource over narrow widths.

Under the terms of the agreement, Bull's Eye will immediately issue to Globex 2 million common shares of the company. Globex maintains a 4% Gross Metal Royalty on all mineral production which also applies to any mineral production by Bull's Eye within 1 km of the outside boundary of the vended claims. Bull's Eye has agreed that the company will list on a recognized Canadian Stock Exchange within nine months or the agreement will be null and void. Bull's Eye intends to commence exploration on both properties over the summer.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3



**For further information, contact:**

**GLOBEX MINING ENTERPRISES**
**Jack Stoch, P.Geo, President & CEO**
**146-14th Street**
**Rouyn-Noranda, Quebec (CANADA) J9X 2J3**

**Tel.: (819) 797-5242**
**Fax: (819) 797-1470**
**Email: info@globexmining.com**
**Web Site: www.globexmining.com**

***Forward Looking Statements***

*Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections.*

dlw 4/19

Ref.: File No. 82-4025

**PRESS RELEASE**

GLOBEX

## *Globex Mining Enterprises Inc.*

**"At Home in North America"**

**16,680,950 shares issued and outstanding**



**March 22, 2007**

# GLOBEX COMPLETES PURCHASE OF WOOD GOLD PROPERTY DRILL RETURNS TO IRONWOOD GOLD DISCOVERY

*Rouyn-Noranda, Quebec, Canada.* **GLOBEX MINING ENTERPRISES INC. (GMX -Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - OTCQX)** wishes to inform shareholders that it has made the final payment to the group of prospectors from whom Globex purchased the Wood Gold Mine property in Cadillac Township, Quebec.

The final payment consisted of $60,000 and 210,000 Globex shares.

In addition, Globex wishes to inform shareholders that a drill has moved back onto the Wood Gold Mine property in order to drill test the Ironwood gold discovery below the 300 metres level.

Also, geological compilation work has been completed on the neighbouring Central Cadillac Gold Mine property and has indicated that little or no exploration has been done on that property below the 300 metres level. Upon completion of the deeper Ironwood drilling, the drill will be moved to the Central Cadillac property to test the stratigraphy to depth. Geophysical targets, indicated during a recently completed ground surveys, will also be tested.

A budget of over $800,000 has been dedicated for this phase of the work, one half of which shall be paid by Queenston Mining Inc. (QMI -TSX), Globex's joint venture partner.

Over 40% of the project costs may be recovered under Quebec's exploration incentive program.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

**For further information, contact:**

**GLOBEX MINING ENTERPRISES INC.**
**Jack Stoch, P.Geo, President & CEO**
**146-14th Street**
**Rouyn-Noranda, Quebec (CANADA) J9X 2J3**

**Tel.: (819) 797-5242**
**Fax: (819) 797-1470**
**Email: info@globexmining.com**
**Web Site: www.globexmining.com**

***Forward Looking Statements***
*Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections.*

Ref.: File No. 82-4025

**PRESS RELEASE**

GLOBEX

# *Globex Mining Enterprises Inc.*

**"At Home in North America"**

**16,680,950 shares issued and outstanding**



**March 21, 2007**

## IMPORTANT RESOURCE INCREASE AT GLOBEX'S RUSSIAN KID MINE

***Rouyn-Noranda, Quebec, Canada.*** **GLOBEX MINING ENTERPRISES INC. (GMX -Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - OTCQX)** is pleased to inform shareholders that Rocmec Mining Inc. has announced a new National Instrument 43-101 compliant resource estimate for the Russian Kid Gold Deposit in Dasserat township completed by Système Géostat International of Blainville, Quebec under the supervision of Mr. Claude Duplessis P. Eng.

Their report indicates the following undiluted resource estimates:

TONNAGE-GRADE VARIATIONS BASED ON TWO CUT-OFF GRADES*

| | MEASURED CATEGORY | | | INDICATED CATEGORY | | | INFERRED CATEGORY | | |
|---|---|---|---|---|---|---|---|---|---|
| Cut-off Grade (g/t) | Tonnes | Grade (g/t gold) | Ounces | Tonnes | Grade (g/t gold) | Ounces | Tonnes | Grade (g/t gold) | Ounces |
| **3.0** | **91 600** | **6.72** | **19 800** | **274 200** | **6.37** | **56 100** | **955 200** | **10.37** | **318 450** |
| **0.1** | **107 800** | **6.06** | **21 000** | **414 000** | **4.92** | **65 550** | **2 250 000** | **6.32** | **456 900** |

* Calculations are in metric units. Results were rounded to reflect their true estimated nature as recommended in National Instrument 43-101. Mineral resources are not mineral reserves, since mineral reserves have a demonstrable economic viability. Systeme Geostat International has verified and is not aware of any environmental, permitting, legal, claim title, taxation, socio-political, marketing or other constraints that could affect the resource estimate.

The NI 43-101 resource figure is, at a cut off of 3.0 g/t, similar to the previous historical non 43-101 resource calculation by Asselin, Benoit, Boucher, Ducharme, Lapointe, Inc. (ABBDL – TECSULT) completed in 1984, but showing 200,000 more tonnes. At a cut off of 0.1 g/t, the calculation shows a total resource of 2,771,800 tonnes, a tonnage figure twice the historical tonnage calculation.

This good news augers well for Globex which maintains a 5% Gross Metal Royalty on the first 25,000 ounces of gold produced from the property and 3% Gross Metal Royalty on all other gold production.

For further details please see the Rocmec press release of March 20, 2007.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

**For further Information, contact:**

**GLOBEX MINING ENTERPRISES INC.**
**Jack Stoch, P.Geo, President & CEO**
**146-14th Street**
**Rouyn-Noranda, Quebec (CANADA) J9X 2J3**

**Tel.: (819) 797-5242**
**Fax: (819) 797-1470**
**Email: info@globexmining.com**
**Web Site: www.globexmining.com**

***Forward Looking Statements***
*Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections.*

*END*